November 29, 2011

VIA EDGAR

Mr. Brad Skinner, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	ConAgra Foods, Inc.
Form 10-K for the fiscal year ended May 29, 2011 (“Form 10-K”)
Filed July 19, 2011
Response Letter Dated October 6, 2011
File No. 1-07275

Dear Mr. Skinner:

This letter sets forth the response of ConAgra Foods, Inc. (“we” or the “Company”) to the staff’s additional comment letter dated November 2, 2011 on the above referenced Form 10-K. We have also included the comment along with our response to aid in the review process.

Form 10-K for the fiscal year ended May 29, 2011

Financial Statements and Supplementary Data, page 36

Note 22. Business Segments and Related Information, page 79

I.	We have reviewed your response to prior comment five. Please further clarify for us why you do not believe the nine business units represent operating segments, as defined in FASB ASC 280-10-50-1. Your response should address, but not necessarily be limited to, the following:

•

Explain to us in further detail how you considered the focus of the Monthly Business Reviews in your determination of operating segments and segment managers. The content of your reports and forecast spreadsheets appear to be an indication that your CODM assesses performance on a business unit basis and that, likewise, “operating activities, financial results, forecasts, [and] plans” are discussed on a business unit basis, with the Consumer Foods and Commercial Foods presidents as segment managers for multiple operating segments as contemplated by FASB ASC 280-50-8.

•

Explain to us in further detail how you considered the “final approval” of budgets by the CODM in your determination of operating segments. Your response appears to indicate that the budgets provided to the CODM for final approval include information at the business unit level. This final approval appears to be a resource allocation decision and an indication that the business units are operating segments.

•	Provide us your most recent three-year strategic plans, as referred to in your response.

•	Tell us, and provide us examples of, the operating results information provided to your Board of Directors.

•	Describe for us the circumstances when business unit presidents attend your Monthly Business Reviews, as indicated in your response.

Response:

FASB ASC 280-10-05-3 provides context as to the objective and basic principles of segment reporting, stating, in part, “…The method for determining what information to report is referred to as the management approach. The management approach is based on the way that management organizes the segments within the public entity for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the public entity’s internal organization…” (emphasis added).

We have determined that we have two operating segments as defined by ASC 280-10-50-1, the Consumer Foods operating segment and the Commercial Foods operating segment, and believe this approach to be consistent with the principles provided in ASC 280-10-05-3. We do not believe the nine business units referenced in the staff’s October 6, 2011, comment letter meet the definition of operating segments as defined by ASC 280-10-50-1.

The ConAgra Foods’ chief operating decision maker (CODM) is Gary Rodkin, our Chief Executive Officer. Mr. Rodkin is responsible for allocating resources to, and assessing the performance of, the operating segments of ConAgra Foods. Mr. Rodkin does not share this responsibility with others within the organization. Although the CODM and the company’s Board of Directors receive information with varying levels of financial detail, we ultimately have concluded the following:

•

The operating results regularly reviewed by the CODM to make decisions about resources to be allocated and assess performance are the operating results of the Consumer Foods and Commercial Foods operating segments; and,

•

There is only one set of components of ConAgra Foods for which operating segment managers are held responsible by the CODM—the Consumer Foods operating segment and the Commercial Foods operating segment.

In making the above determination, we note that paragraph ASC 280-10-50-1 states, in part, “An operating segment is a component of a public entity …[whose] operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance…”

While many reports are provided to the company’s management team, including the CODM, with varying levels of financial detail in each, the operating results reviewed by the CODM for the purpose of making decisions about allocation of resources and assessment of performance are at the Consumer Foods operating segment level and the Commercial Foods operating segment level. Typically a report serves multiple purposes and serves the needs of multiple parties. As such, the inclusion of business unit-level information in a report regularly reviewed by the CODM does not by default mean the business unit-level information is being used by the CODM to assess performance and allocate resources. Examples of reports regularly reviewed by the company’s CODM and also used by others within ConAgra Foods to carry out function-specific duties include, but are not limited to:

Weekly Forecast Report.     Actual and forecasted income statement information is presented only at the Consumer Foods and Commercial Foods operating segment levels. The report is updated twice per month and provided to the CEO, CFO, CAO (chief administrative officer), Consumer Foods operating segment manager and Commercial Foods operating segment manager. This report serves as the discussion document for recurring weekly meetings (for these individuals only) to assess/discuss performance and “course correct” where necessary. In essence, this meeting is a forum for the CODM to identify critical issues at the Consumer Foods and Commercial Foods operating segments and discuss results and expectations with a subset of his senior leadership team, including the two individuals with direct accountability for the operating segments. This report is generally not used by any other individuals within the company.

Monthly Forecast Report.     Actual and forecasted income statement information is updated once per month. Financial information is presented at the operating segment level, with supplemental information provided at the business unit level. The report is widely distributed to multiple departments/functions, including the CODM and his senior leadership team. Functions who receive the report include accounting, financial planning and analysis, treasury, tax, legal and corporate compensation. While the CODM receives this report regularly, the business unit information (i.e., additional detail) is not provided for the purposes of performance assessment and resource allocation decisions by the CODM, nor is this additional detail used by the CODM for these purposes. Rather, the detailed business unit information is provided for a variety of reasons, including the facilitation of a more detailed analytical review by the company’s finance functions as well as to support various functional department needs. For example, the tax department uses the information to update its forecast of the company’s effective tax rate calculation (i.e., business unit detail allows for estimate of legal entity impacts), the treasury department utilizes the report to update its cash flow forecast at a business unit level, and the financial planning and analysis function utilizes the report to perform variance-related analysis for the benefit of the operating segment managers.

Monthly Business Review Meeting Materials.     Monthly business review meeting materials are distributed to meeting participants. The monthly business reviews serve multiple purposes, and thus are regularly attended by many individuals including the CODM, CFO, CAO, Consumer Foods operating segment manager, Commercial Foods operating segment manager, General Counsel, Treasurer, Controller, V.P.–Investor Relations, V.P.–Internal Audit, and Sr. V.P.–Human Resources. Business unit presidents and/or functional leads within each operating segment attend these business reviews only when requested by the Consumer Foods or Commercial Foods operating segment manager, and do not attend on a regular basis. Purposes of the monthly business reviews include, but are not limited to, reviewing monthly financial performance for the Consumer Foods and Commercial Foods operating segments, discussing trends that colleagues may benefit from understanding, providing cross-functional updates on significant initiatives, assisting applicable individuals in preparing for quarterly conference calls with investors/analysts (and drafting applicable quarterly and annual financial reports), preparing for upcoming board meetings, allowing the senior leadership team visibility to talent within the organization, and other purposes. Accordingly, the monthly business review meeting materials include information to facilitate these multiple purposes and attendees. It should be noted that discussion of operating segment results (i.e., Consumer Foods and Commercial Foods) are led by the respective operating segment managers and visibility to business unit-level information is at the discretion of such operating segment managers. It is also important to note that to the extent business unit-level financial information is provided, it is utilized by various functions, including the investor relations department, controller department, financial planning & analysis groups, legal function, and others to assist in performing specific function-related responsibilities as well as preparing applicable individuals for board meetings, analyst calls, and other purposes.

ASC 280-10-50-7 and 280-10-50-8, states, in part, “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment…If the characteristics in paragraph 280-10-50-1 and 280-10-50-3 apply to more than one set of components of a public entity but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.” (emphasis added)

The internal organization structure used by the CODM to hold operating segment managers responsible is a two-segment structure—the Consumer Foods operating segment and the Commercial Foods operating segment. Immediately beneath the operating segment managers, are the business unit presidents. Each of the business unit presidents has a direct reporting relationship to the applicable operating segment manager and is accountable for his or her individual business unit results. The CODM does not participate in the allocation of resources and assessment of performance at the business unit level. These tasks are performed by the Consumer Foods and Commercial Foods operating segment managers. Examples to support this are as follows:

•

Strategic Plan and Operating Plan targets provided by the CODM are at the Consumer Foods and Commercial Foods operating segment levels only. How these targets are then allocated within each segment is the responsibility of each operating segment manager and the CODM is not consulted on such. For example:

o	When the fiscal 2012 to 2015 strategic plan income statement targets were set, the CODM requested the Consumer Foods operating segment manager to develop strategies to deliver a certain level of growth over the strategic plan period and the Commercial Foods operating segment manager to develop strategies to deliver a certain level of growth over the strategic plan period. It was within the discretion of each operating segment manager to determine the more detailed breakdown of strategies/growth by business unit. The CODM did not make or direct the business unit-related decisions.

o	When the CODM requested final profit targets for the fiscal 2012 annual operating plan (after preliminary targets were shared with him and were below his expectations), he requested the Consumer Foods operating segment manager to deliver a portion of the higher target and the Commercial Foods operating segment manager to deliver a portion of the higher target. Again, how much each business unit within the operating segments would contribute to such revised profit target amounts was left to the discretion of the respective operating segment managers. The CODM did not make or direct the business unit-related decisions.

•	Capital allocation decisions within the Consumer Foods operating segment and Commercial Foods operating segment are not directed by the CODM, but rather are directed by each operating segment manager.

o

The company maintains a Capital Committee that reviews proposed capital projects above a certain dollar threshold. The CODM is the leader of this committee. Projects that are brought to the Capital Committee for approval are chosen solely at the discretion of the Consumer Foods and Commercial Foods operating segment managers. These two operating segment managers are responsible for determining capital projects within their respective operating segments and thus must select (among various requests arising out of the business units) which projects justify the request of capital from the Capital Committee. In other words, the operating segment managers are responsible for the allocation of resources within each operating segment and the CODM does not participate in determining this allocation. Once the project is presented to the Capital Committee by the applicable operating segment manager, the CODM leads the approval process. While the CODM may decide between a project proposed by the Consumer Foods operating segment manager and the Commercial Foods operating segment manager, he does not direct the allocation of resources between business units.

It is important to note that the company’s business unit “hierarchies” (i.e., how the company’s business units are organized within each operating segment) have been changed many times over the last five years at the discretion of the Consumer Foods and Commercial Foods operating segment managers with limited, or no input by the CODM. Very recent examples of such are as follows:

•

In the second quarter of fiscal 2012, the Consumer Foods operating segment manager consolidated his business units from five to three. This decision to consolidate the business units was made by the Consumer Foods operating segment manager. While the CODM was advised of the changes in the structure and the rationale for such, the Consumer Foods operating segment manager was responsible for the decision to make such changes, and the execution thereof.

•

In the second quarter of fiscal 2012, two of the Commercial Foods operating segment business units were consolidated. In this situation, the CODM played a similar role to the Consumer Foods operating segment example cited above.

We believe the above examples of business unit “hierarchy” modifications with limited, or no participation from the CODM further supports our belief and assertion that the business units are not operating segments.

It is also important to note that during fiscal 2009, the organization structure within the Consumer Foods operating segment was significantly modified. During this period of time, each of the business unit presidents within the Consumer Foods operating segment reported directly to the CODM. As a result, the company externally reported each of the business units as operating segments. In fiscal 2010, the Consumer Foods operating segment structure was modified to include a Consumer Foods operating segment manager. That manager reported (and continues to report) directly to the CODM and became responsible for each of the Consumer Foods segment business units (i.e., the Consumer Foods business unit presidents began reporting directly to the Consumer Foods operating segment manager). At that time, we modified our segment reporting to its current format.

We are supplementally providing to the staff the Company’s most recent strategic plans and examples of operating results provided to our Board of Directors. We believe these items provide further support that our operating segments are the Consumer Foods operating segment and the Commercial Foods operating segment. In accordance with Rule 12b-4 of the Exchange Act, we request that such materials be returned following completion of your review.

***

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We continue to be willing to discuss with you any comments the staff may have. Please contact me at 402-240-7018 with questions or comments on this response letter.

Very truly yours,

/s/ John Gehring

John Gehring

Executive Vice President, Chief Financial Officer

cc:	Colleen Batcheler, Executive Vice President, General Counsel and Corporate Secretary, ConAgra Foods, Inc.
Doug Linehan, Senior Vice President, Controller, ConAgra Foods, Inc.